UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

911268209

(CUSIP Number)

Bryant R. Riley

B. Riley & Co., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

310-966-1444

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

310-712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 911268209	Page 2 of 12 Pages

1.	Names of Reporting Persons. BRC Partners Opportunity Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 659,283
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 659,283
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,283
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 14,947,078 shares of common stock of the Issuer issued and outstanding as of April 11, 2016.

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CUSIP No. 911268209	Page 3 of 12 Pages

1.	Names of Reporting Persons. B. Riley Diversified Equity Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,203
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,203
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%[2]
14.	Type of Reporting Person (See Instructions) IV

[2]	Based on 14,947,078 shares of common stock of the Issuer issued and outstanding as of April 11, 2016.

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CUSIP No. 911268209	Page 4 of 12 Pages

1.	Names of Reporting Persons. B. Riley Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 692,794
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 692,794
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 692,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%[3]
14.	Type of Reporting Person (See Instructions) BD

[3]	Based on 14,947,078 shares of common stock of the Issuer issued and outstanding as of April 11, 2016.

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CUSIP No. 911268209	Page 5 of 12 Pages

1.	Names of Reporting Persons. B. Riley & Co., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 734,434
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 734,434
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%[4]
14.	Type of Reporting Person (See Instructions) IA

[4]	Based on 14,947,078 shares of common stock of the Issuer issued and outstanding as of April 11, 2016.

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CUSIP No. 911268209	Page 6 of 12 Pages

1.	Names of Reporting Persons. Bryant R. Riley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,750
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,750
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%[5]
14.	Type of Reporting Person (See Instructions) IN

[5]	Based on 14,947,078 shares of common stock of the Issuer issued and outstanding as of April 11, 2016.

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CUSIP No. 911268209	Page 7 of 12 Pages

1.	Names of Reporting Persons. B. Riley Financial, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,587,670[6]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,587,670[6]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,670[6]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%[7]
14.	Type of Reporting Person (See Instructions) HC

[6]	Includes 160,442 shares of common stock of the Issuer of which B. Riley Financial, Inc. may be deemed to have beneficial ownership solely as a result of the Company Voting Agreement (as defined below) described in this Amendment (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act.
[7]	Based on 14,947,078 shares of common stock of the Issuer issued and outstanding as of April 11, 2016.

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CUSIP No. 911268209	Page 8 of 12 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 19, 2015 (the “First Amendment”), and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on February 10, 2016 (the “Second Amendment”), and relates to the common stock, $0.0001 par value (the “Shares”), of United Online, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.

Except as otherwise described herein, the information contained in the Original Schedule 13D, as amended by the First Amendment and the Second Amendment, remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D, as amended by the First Amendment and the Second Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D as amended by the First Amendment and the Second Amendment is hereby amended by adding the following immediately after the last paragraph thereof.

The Company Voting Agreements described in Item 4 of this Amendment (the terms of which are hereby incorporated by reference) were entered into by and between B. Riley Financial, Inc. (“BRF”) and each of the directors of the Issuer who hold Shares in their capacity as stockholders of the Issuer (each, a “Supporting Stockholder”). No Reporting Person paid any amount to the Supporting Stockholders in connection with the execution and delivery of the Company Voting Agreements, and as a result no funds were used for such purpose.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D as amended by the First Amendment and the Second Amendment is hereby amended and restated in its entirety as follow:

Merger Agreement

On May 4, 2016, BRF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Unify Merger Sub, Inc. (“Merger Sub”) and the Issuer, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation.

Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship between BRF and each Supporting Stockholder under the Voting Agreements (the “Company Voting Agreements”), dated as of May 4, 2016, between BRF and each Supporting Stockholder, and the relationship between BRF and Bryant R. Riley on the one hand and the Issuer on the other under the Voting Agreement (the “Parent Voting Agreement”), dated as of May 4, 2016, by and between the Issuer on the one hand and BRF and Bryant R. Riley on the other, in their capacity as stockholders of the Issuer, but is not an affirmation by the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons disclaim beneficial ownership of the Shares owned by the Supporting Stockholders. Defined terms used in this Item 4 but not defined herein shall have the meaning set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Share, excluding treasury shares, shares held by the Company or its subsidiaries (other than shares held for the benefit of customers or other third parties in the ordinary course of business, including shares held by investment funds) and dissenting shares, will be converted into the right to receive $11.00 in cash (the “Per Share Merger Consideration”). United will deposit cash held by it and its subsidiaries immediately prior to the Effective Time with the exchange agent to fund a portion of the merger consideration.

At the Effective Time, each outstanding option to acquire Shares, whether vested or unvested, will be cancelled and will entitle the holder of such option to receive an amount in cash, less applicable tax withholdings, equal to the product of (i) the number of Shares underlying such option and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such option. At the Effective Time, each outstanding award of restricted stock units under the Issuer’s stock plans (each, an “Issuer RSU Award”) whether vested or unvested, will, automatically and without any required action on the part of

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CUSIP No. 911268209	Page 9 of 12 Pages

the holder thereof, be cancelled and converted into the right to receive (without interest) an amount in cash less applicable tax withholdings, equal to the product of (a) the Per Share Merger Consideration, and (b) the number of Shares underlying such Issuer RSU Award immediately prior to the Effective Time.

BRF and the Issuer have made customary representations, warranties and covenants in the Merger Agreement for a transaction of this nature. Subject to certain exceptions, BRF and the Issuer have agreed to use their respective commercially reasonable efforts to obtain necessary regulatory approvals and to do or cause to be done all things necessary, proper or advisable to cause the conditions to the Merger to be satisfied and to consummate the Merger. In addition, the Issuer has agreed, among other things, to covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) facilitating the Issuer’s stockholders’ consideration of, and voting upon, the adoption of the Merger Agreement and certain related matters, (iii) the recommendation by the board of directors of the Issuer (the “Issuer Board”) in favor of the adoption by the Issuer’s stockholders of the Merger Agreement and certain related matters, as applicable, (iv) consummating the sale of the Issuer’s social media segment and (v) non-solicitation obligations relating to alternative business combination transactions, subject to certain exceptions to allow the Issuer Board to exercise its fiduciary duties as set forth in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including: (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares as of the applicable record date and (ii) the absence of any law or order prohibiting the Merger or the other transactions contemplated by the Merger Agreement or related agreements. The obligation of each party to consummate the Merger is also conditioned upon the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and the other party’s performance in all material respects of its obligations contained in the Merger Agreement.

The Merger Agreement contains certain termination rights for both BRF and the Issuer, including if (i) the consummation of the Merger is legally prohibited or enjoined, (ii) the Merger is not consummated by September 30, 2016, (iii) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied, or (iv) the approval of the Issuer’s stockholders is not obtained. Subject to certain conditions, the Issuer may terminate the Merger Agreement prior to stockholder approval of the Merger to enter into a transaction which constitutes a superior proposal. Upon termination of the Merger Agreement under specified circumstances, the Issuer may be required to pay BRF a termination fee of $2,652,000.

Voting Agreements

On May 4, 2016, each of the directors of the Issuer who hold Shares entered into the Company Voting Agreements with respect to Shares held by each director, and BRF and Bryant R. Riley entered into the Parent Voting Agreement with respect to Shares held by BRF and Mr. Riley (collectively, the “Voting Agreements”) on substantially the same terms, as described below.

The Voting Agreements generally require each stockholder party thereto, in his, her or its capacity as a stockholder of the Issuer (the “Stockholder”) to vote all of the Shares over which such Stockholder has voting control in favor of adoption of the Merger Agreement and certain related matters and against alternative transactions and generally prohibit them from transferring their Shares, subject to certain exceptions. The Voting Agreements will terminate in certain circumstances, including upon the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Pursuant to the Voting Agreements, each Stockholder appointed a proxy, for and in such Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares owned of record or beneficially by such Stockholder in accordance with the terms of the Voting Agreement. Such proxy may not be revoked until the termination of the Voting Agreement.

The foregoing descriptions of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Company Voting Agreement and the transactions contemplated thereby and (iii) the Parent Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the respective agreements attached hereto as Exhibits 99.1 through 99.3, respectively, which are incorporated by reference herein.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

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CUSIP No. 911268209	Page 10 of 12 Pages

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D is hereby amended by adding the following.

(a) As a result of the Company Voting Agreement, BRF may be deemed to have the power to vote up to 160,442 Shares owned by the Supporting Stockholders in favor of the Merger or in connection with certain other matters described in Item 4 above, and thus, BRF may be deemed to be the beneficial owner of up to 160,442 Shares beneficially owned directly by the Supporting Stockholders. The Shares that may be deemed to be beneficially owned by BRF constitute approximately 10.6% of the Shares outstanding.

Each of the Reporting Persons (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Company Voting Agreement, except as otherwise expressly provided in the Company Voting Agreement and (ii) disclaims all beneficial ownership of such Shares as permitted by Rule 13d-4 of the Exchange Act.

(b) As a result of the Company Voting Agreement, BRF has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by the Supporting Stockholders.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D as amended by the First Amendment and the Second Amendment is hereby amended and supplement by adding the following immediately prior to the last paragraph thereof:

See “Item 4. Purpose of Transaction” for a description of the Merger Agreement, the Company Voting Agreement and the Parent Voting Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits 99.1 through 99.3, respectively. Exhibits 99.1 through 99.3 are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D as amended by the First Amendment and the Second Amendment is hereby amended and supplemented by inserting the following:

Exhibit 99.1	Agreement and Plan of Merger, dated May 4, 2016, by and among B. Riley Financial, Inc., Unify Merger Sub, Inc., and United Online, Inc. (incorporated by reference to Exhibit 2.1 to B. Riley Financial, Inc.’s Current Report on Form 8-K filed on May 5, 2016).

Exhibit 99.2	Form of Voting Agreement, dated May 4, 2016, by and between B. Riley Financial, Inc. and certain stockholders of United Online, Inc. (incorporated by reference to Exhibit 99.1 to B. Riley Financial, Inc.’s Current Report on Form 8-K filed on May 5, 2016).

Exhibit 99.3	Form of Voting Agreement, dated May 4, 2016, by and between United Online, Inc., on the one hand, and B. Riley Financial, Inc. and Bryant R. Riley, in their capacity as stockholders of United Online, Inc. (incorporated by reference to Exhibit 99.2 to B. Riley Financial, Inc.’s Current Report on Form 8-K filed on May 5, 2016).

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CUSIP No. 911268209	Page 11 of 12 Pages

Signatures

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 5, 2016

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY DIVERSIFIED EQUITY FUND

By:	B. Riley Capital Management, LLC, its Investment Advisor

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
Name:	BRYANT R. RILEY

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

Exhibit 99.1	Agreement and Plan of Merger, dated May 4, 2016, by and among B. Riley Financial, Inc., Unify Merger Sub, Inc., and United Online, Inc. (incorporated by reference to Exhibit 2.1 to B. Riley Financial, Inc.’s Current Report on Form 8-K filed on May 5, 2016).

Exhibit 99.2	Form of Voting Agreement, dated May 4, 2016, by and between B. Riley Financial, Inc. and certain stockholders of United Online, Inc. (incorporated by reference to Exhibit 99.1 to B. Riley Financial, Inc.’s Current Report on Form 8-K filed on May 5, 2016).

Exhibit 99.3	Form of Voting Agreement, dated May 4, 2016, by and between United Online, Inc., on the one hand, and B. Riley Financial, Inc. and Bryant R. Riley, in their capacity as stockholders of United Online, Inc. (incorporated by reference to Exhibit 99.2 to B. Riley Financial, Inc.’s Current Report on Form 8-K filed on May 5, 2016).